                                                                 EXHIBIT (a)(7)

                             SUMMARY ADVERTISEMENT

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase of Purchaser dated February 13, 1998 ("Offer to Purchase") and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     NOTICE OF OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
                                      OF
                            SUMMIT CARE CORPORATION
                                      AT
                             $21.00 NET PER SHARE
                                      BY
                           FV-SCC ACQUISITION CORP.
               A WHOLLY OWNED SUBSIDIARY OF FOUNTAIN VIEW, INC.

  FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser"), formed by Fountain View, Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, no par value per share (the "Shares"), of Summit Care Corporation, a California corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The purpose of the Offer is to enable Purchaser to acquire the entire equity interest in the Company. Following consummation of the Offer, Purchaser intends to effect the Merger (as defined below) described below.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 13, 1998, UNLESS THE OFFER IS EXTENDED.

  The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with Shares then owned directly or indirectly by Purchaser would constitute not less than 90% of the outstanding Shares then outstanding (the "Minimum Condition"), (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of the Shares pursuant to the Offer shall have expired or been terminated and (iii) the satisfaction of the other conditions described in the Offer to Purchase. The Offer is not subject to any financing contingency.

  In the event the Minimum Condition is not satisfied on or before the tenth business day after all other conditions to the Offer have been satisfied (the "Initial Expiration Date"), (A) the Minimum Condition shall be automatically amended to mean that a number of Shares (the "Revised Minimum Number") which, together with the Shares then owned directly or indirectly by Purchaser, would equal not less than 49.9% of the Shares then outstanding (calculated as of the Initial Expiration Date) shall have been validly tendered and not withdrawn prior to the expiration of the Offer, and (B) Purchaser will amend the Offer to provide that Purchaser will purchase, on a pro rata basis in the Offer, that number of Shares which, together with the Shares then owned directly or indirectly by Purchaser, would equal 49.9% of the outstanding Shares (calculated as of the Initial Expiration Date) (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the expiration of the Offer).

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD"), ACTING ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), BY THE UNANIMOUS VOTE OF ALL DIRECTORS PRESENT (WITH WILLIAM C. SCOTT ("MR. SCOTT"), WHO, UPON CONSUMMATION OF THE MERGER, WILL BECOME CHAIRMAN OF THE BOARD, AN EXECUTIVE OFFICER AND A SHAREHOLDER OF PARENT, ABSENT DURING THE VOTE), (A) HAS DETERMINED THAT THE MERGER AGREEMENT (AS DEFINED BELOW) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTEREST OF THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY, (B) HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (C) RECOMMENDS ACCEPTANCE OF THE OFFER BY SHAREHOLDERS OF THE COMPANY.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Purchaser, Parent and Heritage Fund II, L.P. (the "Merger Agreement"). The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the California General Corporation Law (the "CGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share outstanding immediately prior thereto (other than Shares held by the Company or owned by Parent, or any direct or indirect wholly owned subsidiary of Parent or of the Company which will be canceled and extinguished without consideration, and other than Shares held by shareholders who shall have demanded and perfected appraisal rights under the
CGCL) will be canceled and converted automatically into the right to receive the Offer Price, without interest. The Merger Agreement is more fully described in the Offer to Purchase.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined herein) and not withdrawn, as described in the Offer to Purchase. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, March 13, 1998, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. The Offer is subject to the Minimum Condition and to certain other conditions. See the Offer to Purchase.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to Harris Trust Company of New York, as Depositary (the "Depositary"), of Purchaser's acceptance of such Shares for payment. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting payments to such tendering shareholders. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser, regardless of any extension of the Offer or delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and Morrow & Co., Inc., as Information Agent.

  Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the failure of any of the conditions specified in the Offer to Purchase to be satisfied, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. See the Offer to Purchase. Without the consent of the Company Board, Purchaser may
(A) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, (B) extend the Offer for any period required for any rule, regulation, interpretation or position of the United States Securities and Exchange Commission or the staff thereof applicable to the Offer or (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten (10) Business Days beyond the latest expiration date that would otherwise be permitted under clause (A) or (B) of this sentence if on such expiration date there shall not have been tendered that number of Shares which, together with Shares then owned directly or indirectly by Purchaser, would equal at least ninety percent (90%) of the Shares. Purchaser

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

shall, if all of the conditions of the Offer are not satisfied on any scheduled expiration date of the Offer, provided that all such conditions are reasonably capable of being satisfied prior to July 31, 1998, extend the Offer from time to time until such conditions are satisfied or waived. Purchaser shall not, however, be required to extend the Offer beyond July 31, 1998.

  Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Friday, March 13, 1998 (or if Purchaser shall have extended the period of time for which the Offer is open, at the latest time and date at which the Offer, as so extended by Purchaser, shall expire) and unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 13, 1998. In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and, if certificates for Shares have been tendered, the name of the registered holder of the Shares as set forth in the tendered certificate, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates evidencing the Shares to be withdrawn must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agent's Medallion Program (an "Eligible Institution"), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 3 of the section of the Offer to Purchase entitled "THE TENDER OFFER", any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawal of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by repeating one of the procedures set forth in Section 3 of the section of the Offer to Purchase entitled "THE TENDER OFFER" at any time before the Expiration Date. Purchaser, in its sole judgment, will determine all questions as to the form and validity (including time of receipt) of notices of withdrawal, and such determination will be final and binding.

  The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

  Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent at the address and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                  Morrow & Co.
                                909 Third Avenue
                                  20th Floor
                              New York, NY 10022
                                 (212) 754-8000

                           Banks and Brokerage Firms
                                  please call:
                                 (800) 662-5200

                                       or

                           TOLL-FREE (800) 566-9061



                      The Dealer Manager for the Offer is:

                           SUTRO & CO. INCORPORATED
                             201 California Street
                            San Francisco, CA 94111
                                (415) 445-8323
                                (310) 914-7799

February 13, 1998

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